UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd.

Room 1106, 11 / F, No. 19, North East Third Ring Road,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of TIAN RUIXIANG Holdings Ltd.’s 2022 Annual General Meeting

The 2022 annual general meeting of shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 1106, 11 / F, No. 19, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China, on October 28, 2022, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2022, pursuant to notice duly given.

At the close of business on September 30, 2022, the record date for the determination of shareholders entitled to vote at the Meeting, there were 12,686,000 Class A ordinary shares outstanding, each share being entitled to one (1) vote; and 1,250,000 Class B ordinary shares outstanding, each share being entitled to eighteen (18) votes; constituting all of the 13,936,000 shares of outstanding voting securities of the Company, representing 35,186,000 outstanding votes. At the Meeting, the holders of 4,281,184 shares of outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum and representing 25,531,184 votes of voting power,.

At the Meeting, the shareholders of the Company adopted ordinary resolutions that:

1.	Mr. Zhe Wang be re-elected as a director of the Company to hold office until the next annual general meeting;
2.	Ms. Sheng Xu be re-elected as a director of the Company to hold office until the next annual general meeting;
3.	Mr. Benjamin Andrew Cantwell be re-elected as a director of the Company to hold office until the next annual general meeting;
4.	Mr. Michael J. Hamilton be re-elected as a director of the Company to hold office until the next annual general meeting;
5.	Ms. Ning Wang be re-elected as a director of the Company to hold office until the next annual general meeting; and
6

(A) the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 shares comprising 47,500,000 Class A ordinary shares of US$0.001 each and 2,500,000 Class B ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 shares comprising 9,500,000 Class A ordinary shares of US$0.005 each and 500,000 Class B ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Articles (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before November 18, 2022 (the “Effective Date”); and

(B) upon the Share Consolidation becoming effective, any fractional shares resulting from the Share Consolidation be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation and that the Company satisfy from any lawfully available reserves (including retained earnings) the par value of such fractional shares required to be issued to make up a whole $0.005 ordinary share.

At the meeting, the shareholders of the Company adopted a special resolution that:

7.	adopt a second amended and restated memorandum and articles of association in the form set out in Annex A to the proxy statement in substitution for, and to the exclusion of, the current memorandum and articles of association of the Company.

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Approve Re-election of Mr. Zhe Wang as a Director of the Company	25,093,820	418,192	19,172
2	Approve Re-election of Ms. Sheng Xu as a Director of the Company	25,085,156	412,157	33,871
3	Approve Re-election of Mr. Benjamin Andrew Cantwell as a Director of the Company	25,097,042	409,075	25,067
4	Approve Re-election of Mr. Michael J. Hamilton as a Director of the Company	25,103,006	409,045	19,133
5	Approve Re-election of Ms. Ning Wang as a Director of the Company	25,095,577	410,491	25,116
6	Approve Share Consolidation of the Company’s Ordinary Shares	25,356,740	155,280	19,164
7	Approve Adoption of Second Amended and Restated Memorandum and Articles of Association	25,361,297	145,952	23,935

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2022

TIAN RUIXIANG Holdings Ltd.

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chief Executive Officer